FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Results of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 3, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Announces Results of Share Buyback Program from Market

Tokyo, March 3, 2015—Nomura Holdings, Inc. today announced the results of a share buyback program from the market conducted pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan. This completes the share buyback program authorized by a resolution at a meeting of the Board of Directors on January 29, 2015.

Share buyback activity from February 16, 2015, to March 3, 2015

1. Type of shares	Nomura Holdings common shares
2. Number of shares repurchased	40,000,000 shares
3. Aggregate purchase amount	28,642,387,970 yen
4. Purchase period	February 16, 2015, to March 3, 2015
5. Method of repurchase	Purchase on the stock exchange via trust bank

(Reference)

Share buyback program resolution at Board of Directors meeting on January 29, 2015

1. Type of shares	Nomura Holdings common shares
2. Total shares authorized for repurchase	Up to 40 million shares (1.0% of outstanding shares) (approximately 5 million shares are expected to be used for stock options)
3. Total value of shares authorized for repurchase	Up to 30 billion yen
4. Period	February 16, 2015, to March 27, 2015
5. Method of repurchase	Purchase on the stock exchange via trust bank

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.